

April 20, 2009

<u>**Via U.S. Mail**</u> *and also facsimile at (212) 451-2222*

Elizabeth R. Gonzalez, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> Re: **iPass Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed April 9, 2009**
> **Filed by Foxhill Opportunity Master Fund, L.P., et al.**
> **File No. 0-50327**

Dear Ms. Gonzalez:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   Foxhill and its affiliates and director nominees are participants in the solicitation within the meaning of the term "participants" as defined in Instruction 3 to Item 4 of Schedule 14A. Please revise your filing to remove the implication that a question exists as to whether or not these parties may be properly defined as participants by deleting the term "deemed."

Reasons for our Solicitation

iPass' stock price trades below its enterprise value, page 7

2.   Please expand your disclosure to explain clearly and quantitatively how you calculated the company's market value and its enterprise value, and how you concluded that its market value is now worth less than its remaining cash, resulting in an enterprise value of negative $5 million. Disclose the sources of the figures used in your calculations, for example, the financial statements contained in company's public filings.

3.   You state that you "believe the Board must be reconstituted with members whose interests are aligned with stockholders and who are committed to taking all appropriate action to restore value to all stockholders." This disclosure implies that the current directors do not have interests that are aligned with stockholders and that they are not committed to fulfilling their corporate law fiduciary duties with respect to the company. Please avoid making statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Provide the factual foundation for this assertion or delete it.

The current Board has a disappointing track record…, page 7

4.   The subheading to this section references the "current Board," and the next sentence refers to three acquisitions authorized by the board. Please revise your disclosure to clarify that there have been several changes to the composition of the board since authorizing the acquisitions and over the course of integrating the acquired businesses. In this regard, we note as examples that Messrs. Clapman, Gold and Kaplan all appear to have become directors subsequent to the GoRemote acquisition.

5.   You state that the board has authorized the spending of approximately $106.5 million on three separate acquisitions, including the GoRemote acquisition. Please identify the other two acquisitions to which you refer, and provide the dates of such acquisitions and the purchase prices. In addition, please provide supplemental support for the statement that the company has written down each of these acquisitions to zero.

6.   Please characterize as an opinion or belief your assertions that the referenced acquisitions have been failures. In addition, provide additional support for your suggestion that management has failed to integrate the acquired businesses effectively. Support for opinions of beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. In this regard, we note that it is not evident from the disclosure provided that the write-down of the referenced acquisitions was a result of a failure to integrate them effectively.

We believe iPass has maintained poor corporate governance practices…, page 8

7.   You state on page 9 that you believe the referenced governance provisions are "contrary to the guidelines for corporate governance best practices." Please specify the guidelines to which you refer, and provide us with a supplemental copy of such guidelines, marked to indicate the specific guidelines with which you assert the company is not in compliance.

Proposal 1 – Election of Directors, page 10

8.   We note your disclosure in the first paragraph of this section. Please identify the class and term of directors to which Messrs Bassett, Traub and Galleberg have been nominated, assuming that the board of directors is not declassified.

9.   The biographical information provided for Mr. Galleberg does not disclose his business experience from June 2006 to January 2007. Please revise your disclosure to provide this information, or advise.

10.   We note that you may reserve the right to nominate additional persons. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that under specified circumstances, the shares represented by the gold proxy card will be voted for the substitute or additional nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Proposal 2 – Declassification of the Board, page 12

11.   Provide all of the information required by Rule 14a-12(c)(2) for the CII publication quoted in this section.

12.   Please disclose the benefits allegedly conferred by a classified board.

Solicitation of Proxies, page 15

13.   We note that you plan on soliciting proxies via mail, facsimile, telephone, Internet, in person and by advertisement. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Incorporation by Reference, page 18

14.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that

you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

15. We note the following disclosure: "Although we do not have any knowledge indicating that any statement made by Foxhill herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by iPass to disclose such events that may affect the significance or accuracy of such information." Please revise this statement to remove the implication that Foxhill and the other participants are not responsible for the accuracy or completeness of the disclosure contained in the proxy statement. Once the information is included in the proxy statement, irrespective of the source, the filing parties remain responsible for the accuracy and completeness of the disclosure contained in the proxy statement filing.

Security Ownership of Certain Beneficial Owners and Management, II-1

16. Please revise the table to reflect the information contained on the Schedule 13D filed on April 8, 2009, by the participants in this solicitation.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions or comments please contact Katherine Wray at (202) 551-3483. In her absence, you may contact Perry Hindin, Special Counsel with the Office of Mergers & Acquisitions, at (202) 551-3444. If you thereafter require assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal